Exhibit 99.1

InMode Reports Second Quarter 2019 Financial Results; Record Quarterly Revenue of $38.8 million Reflects Growth of 55% Over Prior Year

Net Income Increased 109% Over Prior Year to $15.8 million

InMode Completed a Successful Initial Public Offering with Gross Proceeds of $70 million

LAKE FOREST, Calif., August 13, 2019 /PRNewswire/-- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights:

•	Quarterly revenue of $38.8 million, a 55% increase year-over-year
•	Gross margins of 87%, compared to 84% year-over-year
•	Net income of $15.8 million, a 109% increase year-over-year
•	Total cash position of $82.8 million, including cash and cash equivalents, marketable securities and deposits. This excludes proceeds raised in InMode’s initial public offering

Management Comments

“We are pleased with our second quarter results, which are consistent with both our reported expectations and the positive trends we are continuing to see in our business“, commented Moshe Mizrahy, Chief Executive Officer and Chairman of the Board.

2019 Second Quarter Results

Total revenues for the second quarter of 2019 were $38.8 million, an increase of 55% compared to the second quarter of 2018. This was primarily driven by higher revenues in the U.S. resulting from an expansion of our direct sales organization, and an increase in the number of clinical workshops for customers and prospects and an increase in the average sale price of platforms.

Gross margin for the second quarter of 2019 was 87%, compared to the gross margin of 84% in the second quarter of 2018. This increase is primarily attributable to an increase in average sale price of our platforms in the U.S.

Operating margin for the second quarter of 2019 was 41%, compared to the operating margin of 31% in the second quarter of 2018. This increase is primarily attributable to an estimated increase in our gross profit exceeding the increase in our operating expenses.

The company reported net income of $15.8 million, or $0.45 per diluted share, in the second quarter of 2019. This is compared with net income of $7.6 million, or $0.21 per diluted share, in the second quarter of 2018.

Total cash position, including cash and cash equivalents, marketable securities and deposits, was $82.8 million as of June 30, 2019. This excludes proceeds raised in InMode’s initial public offering.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in our prospectus (included in the Registration Statement on Form F-1, filed with the Securities and Exchange Commission (File No. 333-232615), as amended). InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
REVENUES	38,797	25,050	69,349	45,961
COST OF REVENUES	4,875	3,917	9,146	7,449
GROSS PROFIT	33,922	21,133	60,203	38,512
OPERATING EXPENSES:
Research and development	1,584	941	2,783	1,821
Sales and marketing	15,898	11,330	29,995	20,995
General and administrative	713	1,019	1,766	1,914
TOTAL OPERATING EXPENSES	18,195	13,290	34,544	24,730
INCOME FROM OPERATIONS	15,727	7,843	25,659	13,782
Finance income (expense), net	382	(70)	785	208
INCOME BEFORE TAXES	16,109	7,773	26,444	13,990
INCOME TAX	274	193	451	44
NET INCOME	15,835	7,580	25,993	13,946
Less: Net income attributable to non-controlling interests	(38)	-	(72)	-
NET INCOME ATTRIBUTABLE TO INMODE LTD. SHAREHOLDERS’	15,797	7,580	25,921	13,946

NET INCOME PER SHARE (1):
Basic	0.58	0.27	0.96	0.50
Diluted	0.45	0.21	0.73	0.38

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	26,963	26,627	26,891	26,563
Diluted	35,344	35,060	35,334	34,949

(1)	The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019.

INMODE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	June 30,	December 31,
	2019	2018
Assets
CURRENT ASSETS:
Cash and cash equivalents	28,877	24,721
Marketable securities	36,677	26,532
Short-term bank deposits	17,220	10,045
Accounts receivable, net of allowance for doubtful accounts	5,238	7,008
Other receivables	1,326	2,495
Inventories	7,616	6,963
TOTAL CURRENT ASSETS	96,954	77,764
NON-CURRENT ASSETS:
Accounts receivable	486	544
Deferred offering costs	1,185	895
Deferred income taxes, net	1,452	1,309
Property and equipment, net	871	544
Operating lease right-of-use assets	1,609	-
TOTAL NON-CURRENT ASSETS	5,603	3,292
TOTAL ASSETS	102,557	81,056

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	4,867	4,509
Contract liabilities	8,276	5,755
Other liabilities	9,802	9,165
Accrued contingencies	-	10,000
TOTAL CURRENT LIABILITIES	22,945	29,429
NON-CURRENT LIABILITIES:
Contract liabilities	3,839	3,982
Other liabilities	771	771
Operating lease liabilities	1,021	-
Deferred income taxes	57	11
TOTAL NON-CURRENT LIABILITIES	5,688	4,764
TOTAL LIABILITIES	28,633	34,193

REDEEMABLE NON-CONTROLLING INTEREST	2,317	2,187

TOTAL SHAREHOLDERS’ EQUITY	71,607	44,676
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	102,557	81,056

INMODE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	15,835	7,580	25,993	13,946
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74	43	137	78
Stock-based compensation expense	412	891	814	1,724
Allowance for doubtful accounts	19	44	78	(29)
Gains on marketable securities, net	-	(21)	-	(54)
Changes in fair value of marketable securities, net	-	(30)	-	(36)
Finance income, net	(126)	-	(309)	-
Provision for deferred income taxes, net	(77)	(123)	(143)	(127)
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,580	2,308	1,727	1,744
Decrease in other receivables	291	204	1,164	455
Decrease (increase) in inventories	(524)	72	(653)	(752)
Increase (decrease) in accounts payable	1,085	(722)	70	(235)
Increase (decrease) in other liabilities	465	(1,840)	16	(1,657)
Increase (decrease) in contract liabilities	(533)	4,396	2,378	5,142
Decrease in accrued contingencies	-	-	(10,000)	-
Net cash provided by operating activities	18,501	12,802	21,272	20,199
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(6,090)	-	(17,090)	-
Proceeds from short-term deposit	5,000	-	10,000	-
Purchase of fixed assets	(86)	(166)	(464)	(211)
Purchase of marketable securities	(9,421)	(4,733)	(14,339)	(7,177)
Proceeds from sale of marketable securities	2,000	2,059	4,603	2,555
Net cash (used in) investing activities	(8,597)	(2,840)	(17,290)	(4,833)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	15	7	137	157
Net cash provided by financing activities	15	7	137	157
EFFECT OF EXCHANGE RATE CHANGES ON CASH	7	(107)	37	(118)
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,926	9,862	4,156	15,405

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,951	23,136	24,721	17,593
CASH AND CASH EQUIVALENTS AT END OF PERIOD	28,877	32,998	28,877	32,998

INMODE LTD.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

(U.S. dollars in thousands, except for per share data)

(Unaudited)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Revenues by Geography:
United States	32,720	20,547	56,806	37,865
International	6,077	4,503	12,543	8,096
Total Net Revenue	38,797	25,050	69,349	45,961
U.S. as percentage of total revenue	84%	82%	82%	82%